UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-31315

Regal Entertainment Group
(Exact name of registrant as specified in its charter)

101 East Blount Avenue Knoxville, Tennessee, 37920 (865) 922-1123
(Addresses, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, $0.001 par value per share (the "Common Stock")
5.75% Senior Notes due 2025
5.75% Senior Notes due 2023
5.75% Senior Notes due 2022
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock – 1 holder
5.75% Senior Notes due 2025 – 64 holders
5.75% Senior Notes due 2023 – 56 holders
5.75% Senior Notes due 2022 – 70 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Regal Entertainment Group has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REGAL ENTERTAINMENT GROUP

By:	/s/ Nisan Cohen
Name:	Nisan Cohen
Title:	President and Chief Executive Officer
Date: March 22, 2018